Wallbox Appoints Isabel López Trujillo as new CFO

BARCELONA, Spain - December 17, 2025 - Wallbox (NYSE: WBX), a global leader in electric vehicle charging and energy management solutions, today announced that Isabel López Trujillo will join the company as Chief Financial Officer, effective January 7, 2026. She will succeed Luis Boada, who will remain in the Company during a transition period to ensure a smooth and orderly handover as Wallbox advances into its next phase, focused on scalable growth and operational excellence.

With more than 20 years of international financial leadership experience across the technology, industrial, and services sectors, Isabel returns to Wallbox to play a central role in strengthening the Company’s financial strategy and supporting its next phase of disciplined execution and sustainable growth. She previously served as Wallbox’s Vice President of Finance from May 2021 to January 2025, where she oversaw global finance operations and supported key initiatives, including the Company’s transition to a publicly listed company and its international expansion. Her experience at Allianz Technology and Omega Pharma spans financial strategy, reporting, governance, and large-scale transformation.

“As we enter a new strategic stage focused on accelerating our execution and advancing toward sustainable growth, I am delighted to welcome Isabel López Trujillo back to Wallbox as our new CFO,” said Enric Asunción, CEO and Co-founder of Wallbox. “She is a purpose-driven leader with a deep understanding of our business, our culture, and the financial discipline required for the next chapter of our growth. I look forward to working closely with her as we work to strengthen our foundations and create long-term value for our stakeholders.”

Reflecting on her appointment, Isabel López Trujillo noted: “I am excited to rejoin Wallbox at such a pivotal moment. The Company has solid financial fundamentals, strong customer momentum, and significant opportunities ahead. I look forward to partnering with Enric, the leadership team, and our finance organization to drive financial rigor, operational stability, and long-term growth. My priority is to ensure a seamless transition while contributing to Wallbox’s continued success.”

Enric also acknowledged Luis Boada’s contributions: “I would like to thank Luis for his professionalism and leadership during an important period for Wallbox, particularly in helping establish the basis for our new capital structure. We appreciate his support during the transition and wish him the very best in his next steps.”

Outgoing CFO Luis Boada stated: “It has been an honor to serve as Wallbox’s CFO. I am proud of the strong foundations we have built across the company's financial fundamentals and the envisaged new capital structure, and I am confident that Isabel will continue to guide Wallbox forward. I will work closely to ensure a smooth transition and wish Isabel and the entire Wallbox team continued success.”

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s expected future operating results and financial position, profitability and cost optimization, industry and company growth, business strategy and plans and market opportunity. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives or reduction thereof; political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, geopolitical conflicts, consumer spending, inflation and foreign exchange rates; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Wallbox Public Relations Contact:
Albert Cabanes
Public Relations
Press@wallbox.com